12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115
Phone (804) 747-0422

July 30, 2010

Brigitte Lippmann, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Re:	CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2010
Filed April 27, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 3, 2010
File No. 001-31420

Dear Ms. Lippmann:

As a follow-up to the conversation we had yesterday, this letter will confirm that CarMax, Inc. has requested an extension until August 24, 2010 to respond to the comment letter that we received regarding the above-referenced filed documents.  If you have any questions or comments, please do not hesitate to contact me at (804) 935-4526.

Sincerely,

/s/ John M. Stuckey, III

John M. (“Mac”) Stuckey, III
Associate General Counsel and
Assistant Secretary

THE AUTO SUPERSTORE